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                          MED-EMERG INTERNATIONAL INC.
                        6711 MISSISSAUGA ROAD, SUITE 404
                       MISSISSAUGA, ONTARIO L5N 2W3 CANADA



                                                                 August 29, 2005




VIA ELECTRONIC SUBMISSION
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549


           Re:   Med-Emerg International Inc. (the "Company")
                 Registration Statement on Form S-3
                 Filed May 31, 2005
                 File No.: 333-125360

Ladies and Gentlemen:

         We previously filed the above referenced registration statement on Form S-3 on May 31, 2005 and hereby request that such registration statement, together with all exhibits thereto, be withdrawn at your earliest convenience. The Form S-3 is being withdrawn because the Company is no longer eligible to register the resale of shares on Form S-3. No securities were offered or sold pursuant to this registration statement. Please apply the Company's filing fee to its account with the SEC.

         If you have any questions concerning this matter, please contact the undersigned at (905) 858-1368.

         Thank you for your assistance in this matter.


                                                    Med Emerg International Inc.

                                                    By: /s/Ramesh Zacharias
                                                        -------------------
                                                          Ramesh Zacharias
                                                       Chief Executive Officer